Mail Stop 4561

October 20, 2008

Jeffrey E. Smith
Chief Executive Officer
PDI, Inc.
Saddle River Executive Centre
1 Route 17 South
Saddle River, NJ 07458

> **Re:** **PDI, Inc.**
> **Form 10-K For the Fiscal Year Ended December 31, 2007**
> **Filed March 13, 2008**
>
> **Forms 10-Q For the Quarterly Periods Ended**
> **March 31 and June 30, 2008**
> **Filed May 9, 2008 and August 7, 2008**
>
> **Definitive Proxy Statement on Schedule DEF14A**
> **Filed April 28, 2008**
>
> **Form 8-K**
> **Filed June 26, 2008**
> **File No. 333-46321**

Dear Mr. Smith:

We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief